Pembina Pipeline Corporation Reports Record Results for the Fourth Quarter of 2024 and Provides Business Update
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; adjusted cash flow from operating activities per common share; and proportionately consolidated debt-to-adjusted EBITDA. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, February 27, 2025 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the fourth quarter and full year of 2024.
Highlights
•Record Results - reported 2024 full year earnings of $1,874 million, record full year adjusted EBITDA of $4,408 million, and record full year adjusted cash flow from operating activities of $3,265 million ($5.70 per share). Reported fourth quarter earnings of $572 million, record quarterly adjusted EBITDA of $1,254 million, and record quarterly adjusted cash flow from operating activities of $922 million ($1.59 per share).
•Business Updates - developments during and following the fourth quarter included:
◦Pembina Gas Infrastructure ("PGI") closed separate transactions with Whitecap Resources Inc. ("Whitecap") and Veren Inc. ("Veren") that included asset acquisitions and funding of up to a total of $700 million ($420 million net to Pembina) for new infrastructure development.
◦In November 2024, the northeast British Columbia ("NEBC") MPS Expansion was placed into service on time and under budget, adding to Pembina's record of strong project execution.
◦Pembina continues to successfully contract the Nipisi Pipeline to serve growing volumes from the Clearwater area and recently contracted an additional 25,000 bbl/d of capacity on a long-term basis.
◦Pembina continues to advance a process with multiple parties to remarket its contracted Cedar LNG Project capacity and has received non-binding proposals covering well in excess of its contracted capacity.
◦Pembina is advancing development work on various capital efficient projects to meet its ethane supply commitments below the low end of the capital range previously communicated, and respond to growing demand for services, including the de-ethanizer expansion at RFS III, the Taylor-to-Gordondale pipeline expansion, and the Fox-to-Namao pipeline expansion.
◦Pembina has entered into agreements for a 50 percent interest in the Greenlight Electricity Centre Limited Partnership, which is developing a power generation facility to serve data centre customers.
◦Pembina has secured the sole natural gas liquids ("NGL") extraction rights from the Yellowhead Mainline natural gas pipeline and is advancing engineering of an up to 500 MMcf/d straddle facility.
•Common Share Dividend Declared - the board of directors declared a common share cash dividend for the first quarter of 2025 of $0.69 per share to be paid, subject to applicable law, on March 31, 2025, to shareholders of record on March 17, 2025.

Financial and Operational Overview

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except where noted)	2024	2023	2024	2023
Revenue(1)	2,145	1,836	7,384	6,331
Net revenue(1)(2)	1,383	1,142	4,776	3,973
Gross profit	1,024	850	3,316	2,840
Adjusted EBITDA(2)	1,254	1,033	4,408	3,824
Earnings	572	698	1,874	1,776
Earnings per common share – basic (dollars)	0.92	1.21	3.00	3.00
Earnings per common share – diluted (dollars)	0.92	1.21	3.00	2.99
Cash flow from operating activities	902	880	3,214	2,635
Cash flow from operating activities per common share – basic (dollars)	1.55	1.60	5.61	4.79
Adjusted cash flow from operating activities(2)	922	747	3,265	2,646
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	1.59	1.36	5.70	4.81
Capital expenditures	242	177	955	606
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated February 27, 2025 for the three and twelve months ended December 31, 2024 and Note 4 to the Consolidated Financial Statements for the year ended December 31, 2024.
(2)    Refer to "Non-GAAP and Other Financial Measures".
Financial and Operational Overview by Division

	3 Months Ended December 31						12 Months Ended December 31
	2024			2023			2024			2023
($ millions, except where noted)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)
Pipelines	2,790	534	686	2,652	677	617	2,711	1,907	2,533	2,538	1,840	2,234
Facilities	877	177	373	801	143	324	837	666	1,347	768	610	1,213
Marketing & New Ventures	349	245	234	299	204	173	327	569	724	271	435	597
Corporate	—	(212)	(39)	—	(209)	(81)	—	(1,422)	(196)	—	(696)	(220)
Income tax expense/recovery	—	(172)	—	—	(117)	—	—	154	—	—	(413)	—
Total		572	1,254		698	1,033		1,874	4,408		1,776	3,824
(1)    Volumes for the Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for Marketing & New Ventures are marketed crude and NGL volumes.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2024, and Pembina's Management's Discussion and Analysis dated February 27, 2025 for the three and twelve months ended December 31, 2024, filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

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Financial & Operational Highlights
Adjusted EBITDA
Change in Fourth Quarter Adjusted EBITDA ($ millions)(1)(2)

(1)    Refer to "Non-GAAP and Other Financial Measures".
(2)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated February 27, 2025 for the three and twelve months ended December 31, 2024 and Note 4 to the Consolidated Financial Statements for the year ended December 31, 2024.
Pembina reported record quarterly adjusted EBITDA of $1,254 million in the fourth quarter and record full year adjusted EBITDA of $4,408 million. This represents a $221 million or 21 percent increase, and a $584 million or 15 percent increase, respectively, over the same periods in the prior year. For both the fourth quarter and full year, reported adjusted EBITDA compared to the prior periods is largely due to the positive net impacts of increased ownership in Alliance and Aux Sable (the "Alliance/Aux Sable Acquisition"), higher NGL margins, and volume growth across the business, partially offset by lower net revenue on the Cochin Pipeline. Additional factors impacting fourth quarter and full year results in each division are discussed below.
2024 results exceeded Pembina's most recent 2024 adjusted EBITDA guidance range of $4.225 billion to $4.325 billion. Relative to the midpoint of the guidance range, actual results reflect the following:
•the timing of capital recovery recognition on certain assets within Pipelines and at PGI, resulting in a recognition in the fourth quarter of previously deferred revenue ($37 million);
•lower general & administrative expense primarily due to lower long-term incentive costs during the fourth quarter ($30 million);
•stronger results from the marketing business due to a significant improvement in NGL frac spreads ($46 million); and
•stronger fourth quarter results in the Pipelines and Facilities divisions ($20 million).

Pipelines reported adjusted EBITDA of $686 million for the fourth quarter, representing a $69 million or 11 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher contribution from Alliance due to increased ownership following the Alliance/Aux Sable Acquisition and higher demand on seasonal contracts;
•higher revenue related to the timing of capital recovery recognition on certain Pipeline assets ($23 million);
•higher volumes on the Nipisi Pipeline;
•net revenues on the Peace Pipeline system were consistent as higher contracted volumes and contractual inflation adjustments on tolls were largely offset by earlier recognition of take-or-pay deferred revenue during the first half of 2024; and
•lower net revenue on the Cochin Pipeline, largely due to lower firm tolls and lower interruptible demand resulting from a narrower condensate price differential between western Canada and the U.S. Gulf Coast.
Pipelines reported adjusted EBITDA of $2,533 million for the full year, representing a $299 million or 13 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher contribution from Alliance due to increased ownership following the Alliance/Aux Sable Acquisition and higher demand on seasonal contracts;
•no impacts in 2024 from the Northern Pipeline system outage and the wildfires, which affected 2023;
•higher revenue and volumes, primarily on the Peace Pipeline system and on the Nipisi Pipeline;
•contractual inflation adjustments on tolls;
•higher net revenue related to the timing of capital recovery recognition on certain Pipelines assets ($23 million); and
•lower net revenue and volumes on the Cochin Pipeline.
Facilities reported adjusted EBITDA of $373 million for the fourth quarter, representing a $49 million or 15 percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•the inclusion within Facilities of adjusted EBITDA from Aux Sable following the Alliance/Aux Sable Acquisition; and
•higher contribution from PGI assets, due to higher revenue associated with the oil batteries acquired in the fourth quarter of 2024, higher volumes at certain PGI assets, and the timing of capital recovery recognition ($14 million).
Facilities reported adjusted EBITDA of $1,347 million for the full year, representing a $134 million or 11 percent increase over the same period in the prior year, reflecting the net impact of the following factors:

•the inclusion within Facilities of adjusted EBITDA from Aux Sable following the Alliance/Aux Sable Acquisition;
•higher contribution from PGI assets, due to higher revenue associated with the oil batteries acquired in the fourth quarter of 2024, higher volumes at certain PGI assets, and the timing of capital recovery recognition ($14 million);
•no impacts in 2024 from the Northern Pipeline system outage and the wildfires, which affected volumes in 2023; and
•a gain on the recognition of a finance lease, which affected 2023 only.
Marketing & New Ventures reported adjusted EBITDA of $234 million for the fourth quarter, representing a $61 million or 35 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher net revenue from contracts with customers due to increased ownership interest in Aux Sable;
•higher NGL margins; and
•lower realized gains on commodity-related derivatives.
Marketing & New Ventures reported adjusted EBITDA of $724 million for the full year, representing a $127 million or 21 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher net revenue from contracts with customers due to increased ownership interest in Aux Sable following the Alliance/Aux Sable Acquisition;
•higher NGL margins;
•lower realized gains on commodity-related derivatives; and
•the nine-day unplanned outage at Aux Sable in July 2024.
Corporate reported adjusted EBITDA of negative $39 million for the fourth quarter, representing a $42 million or 52 percent increase compared to the same period in the prior year, reflecting lower incentive costs.
Corporate reported adjusted EBITDA of negative $196 million for the full year, representing a $24 million or 11 percent increase over the same period in the prior year, reflecting lower general and administrative expense, primarily due to lower consulting costs and lower incentive costs.

Earnings
Change in Fourth Quarter Earnings ($ millions)

Pembina reported fourth quarter earnings of $572 million and full year earnings of $1,874 million. This represents a $126 million or 18 percent decrease, and a $98 million or six percent increase, respectively, over the same periods in the prior year.
Pipelines had earnings in the fourth quarter of $534 million, representing a $143 million or 21 percent decrease over the prior period. Pipelines had earnings for the full year of $1,907 million, representing a $67 million or four percent increase over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings in both the fourth quarter and full year was due to the reversal of a previous impairment related to the Nipisi Pipeline, which impacted the fourth quarter of 2023.
Facilities had earnings in the fourth quarter of $177 million representing a $34 million or 24 percent increase over the prior year. Facilities had earnings for the full year of $666 million representing a $56 million or nine percent increase over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings in both the fourth quarter and full year was due to unrealized gains recognized by PGI on interest rate derivative financial instruments compared to unrealized losses in 2023.
Marketing & New Ventures had earnings in the fourth quarter of $245 million representing a $41 million or 20 percent increase over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings in the fourth quarter was due to unrealized losses on commodity-related derivatives, compared to unrealized gains in the prior period, and unrealized gains on interest rate derivative financial instruments, recognized by Cedar LNG.
Marketing & New Ventures had earnings for the full year of $569 million representing a $134 million or 31 percent increase, over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the change in full year earnings was due to unrealized gains on interest rate derivative financial instruments recognized by Cedar LNG; gains associated with the derecognition of the provision related to financial assurances provided by Pembina, which were assumed by Cedar LNG following the positive final investment decision ("FID") in June 2024; larger unrealized losses on commodity-related derivatives, primarily related to renewable power purchase agreements and crude oil, and higher depreciation.
In addition to the changes in earnings for each division discussed above, the change in both the fourth quarter and full year earnings compared to the prior period was due to higher interest expense and higher income tax expense. The change in full year earnings was further affected by the loss on Alliance/Aux Sable Acquisition, higher acquisition fees and integration costs, and an income tax recovery in 2024 compared to an expense in 2023.
Cash Flow From Operating Activities
Cash flow from operating activities of $902 million for the fourth quarter and $3,214 million for the full year represent a three percent and 22 percent increase, respectively, over the same periods in the prior year.
The increase in the fourth quarter was primarily driven by higher operating results, partially offset by the change in non-cash working capital, and lower distributions from equity accounted investees and higher net interest paid, both largely as a result of the Alliance/Aux Sable Acquisition.
The increase in the full year was primarily driven by higher operating results, the change in non-cash working capital, and an increase in payments collected through contract liabilities, partially offset by lower distributions from equity accounted investees, higher net interest paid, higher taxes paid, and higher share-based payments.
On a per share (basic) basis, cash flow from operating activities was $1.55 per share for the fourth quarter and $5.61 per share for the full year. This represents a decrease of three percent and an increase of 17 percent, respectively, compared to the same periods in the prior year, due to the same factors noted above, as well as additional common shares issued in connection with the Alliance/Aux Sable Acquisition financing.
Adjusted Cash Flow From Operating Activities
Adjusted cash flow from operating activities of $922 million for the fourth quarter and $3,265 million for the full year, represent a 23 percent increase over the same periods in the prior year.
The increase in the fourth quarter was primarily driven by the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital, combined with lower accrued share-based payment expense, partially offset by higher income tax expense.
The increase in the full year was primarily driven by the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital, taxes paid, and share-based payments, combined with lower current income tax expense, partially offset by higher accrued share-based payment expense, distributions to non-controlling interest, and higher preferred dividends paid.
On a per share (basic) basis, adjusted cash flow from operating activities was $1.59 per share for the fourth quarter and $5.70 per share for the full year. This represents an increase of 17 percent and 19 percent, respectively, compared to the same periods in the prior year, due to the same factors noted above, as well as additional common shares issued in connection with the Alliance/Aux Sable Acquisition financing.
Volumes
Total Pipelines and Facilities volumes of 3,667 mboe/d for the fourth quarter and 3,548 mboe/d for the full year represent an increase of six percent and seven percent, respectively, over the same periods in the prior year.
Pipelines volumes of 2,790 mboe/d in the fourth quarter represent a five percent increase compared to the same period in the prior year, primarily reflecting the Alliance/Aux Sable Acquisition, the reactivation of the Nipisi Pipeline, lower volumes on the Peace Pipeline system due to earlier recognition of take-or-pay deferred revenue in the first half of 2024, which more than offset the increase from higher contracted volumes, and lower volumes on the Cochin Pipeline largely due to lower interruptible demand.
Pipelines volumes of 2,711 mboe/d for the full year represent a seven percent increase compared to the same period in the prior year, primarily reflecting the Alliance/Aux Sable Acquisition, the reactivation of the Nipisi Pipeline, no impact of the Northern Pipeline system outage and the wildfires, which impacted 2023 only, higher volumes on the Peace Pipeline system due to higher contracted volumes, and lower volumes on the Cochin Pipeline.
Facilities volumes of 877 mboe/d in the fourth quarter represent a nine percent increase compared to the same period in the prior year, reflecting volumes now being recognized at Aux Sable following the Alliance/Aux Sable Acquisition.
Facilities volumes of 837 mboe/d for the full year represent a nine percent increase compared to the same period in the prior year, reflecting volumes now being recognized at Aux Sable following the Alliance/Aux Sable Acquisition, no impact of the Northern Pipeline system outage, which impacted 2023 only, higher interruptible and contracted volumes on certain PGI assets, partially offset by lower volumes due to a planned outage and a rail strike at the Redwater Complex.
Marketed NGL volumes of 252 mboe/d in the fourth quarter and 228 mboe/d for the full year represents a 16 percent and 23 percent increase, respectively, compared to the same periods in the prior year, reflecting higher propane, ethane, and butane sales largely due to the increase in Pembina's ownership interest in Aux Sable. The increase in the full year was also impacted by lower supply volumes from the Redwater Complex in 2023 due to the Northern Pipeline system outage.
Marketed crude oil volumes of 96 mboe/d in the fourth quarter and 99 mboe/d for the full year represents a 17 percent and 15 percent increase, respectively, compared to the same periods in the prior year, reflecting increased blending opportunities due to favourable price differentials.

Executive Overview
Successful Strategy Execution
2024 was marked by several accomplishments that highlight the successful execution of Pembina's strategy and our focus on strengthening the existing franchise, increasing our exposure to lighter hydrocarbons and resilient end-use markets, and accessing global market pricing for Canadian energy products. Highlights included:
•Growing our presence in resilient northeast U.S. natural gas and NGL markets by fully consolidating ownership of Alliance and Aux Sable.
•Furthering global market access for Canadian natural gas producers by reaching a positive FID on the Cedar LNG Project.
•Adding capital efficient, timely, and certain capacity to accommodate growing Western Canadian Sedimentary Basin ("WCSB") production through completion of the Phase VIII Peace Pipeline Expansion.
•Supporting growth-focused Montney and Duvernay area customers with tailored solutions through two PGI transactions.
•Capitalizing on new long-term, stable demand for ethane from Alberta’s growing petrochemical industry by entering a 50,000 barrel per day ethane supply agreement with Dow Chemical Canada ("Dow").
•Commercial successes across the business, including executing incremental contracts or renewing contracts for:
◦approximately 170 mboe/d of pipeline transportation, primarily on Alliance Pipeline, Peace Pipeline, and Nipisi Pipeline;
◦over six million barrels of storage at the Edmonton Terminals;
◦approximately 200 MMcf/d of gas processing, primarily at Musreau, Patterson Creek, and K3; and
◦additional fractionation services across the Redwater Complex.
Preliminary 2024 data suggests annual production growth in British Columbia and Alberta of approximately four percent, with NGL and condensate growth having outpaced other hydrocarbons. Pembina's assets play an essential role in the basin, and as such the Company's conventional pipeline and gas processing volume growth roughly mirrored year-over-year basin growth, and asset utilization has continued to rise.
The Pembina Advantage
Our portfolio of high-quality assets, combined with the breadth of our capabilities, provides an unmatched service offering for our customers. We provide fully integrated, end-to-end solutions across all products – natural gas, NGL (ethane, propane and butane), condensate, and crude oil. Through our unique combination of strategically-placed assets and strong customer and community relationships we have built strong competitive advantages, allowing us to capitalize on opportunities and serve our customers better. Successfully meeting the needs of our customers will underpin Pembina’s future success and in turn our ability to deliver industry-leading returns to our investors, remain an employer-of-choice to a highly engaged workforce, and have a positive net impact within our communities.
Looking Ahead: Our Vision for 2025 and Beyond
Pembina operates at the heart of the WCSB, one of North America’s most significant hydrocarbon-producing regions. Significant and multi-year volume growth in WCSB production is expected through the balance of the decade due to a variety of catalysts driving transformational change across the Canadian energy industry. First among them is the development of LNG export facilities, including our own Cedar LNG Project. Currently approved and future LNG projects will connect the basin’s vast natural gas reserves to high-demand global markets, particularly in Asia, ensuring long-term demand that is expected to spur significant additional production. Other developments include the recent completion of the Trans Mountain Pipeline expansion that added roughly 600,000 barrels per day of new oil export capacity and will in turn drive additional condensate demand, the development of new West Coast NGL export projects, new petrochemical facilities creating significant demand for ethane and propane, and the potential for rising intra-basin demand for natural gas to power a new and potentially significant data center industry.
Our integrated value chain provides a full suite of midstream and transportation services across all of these commodities, and therefore we believe Pembina is best positioned to benefit from the growth we are seeing and expect to continue to see in the WCSB.
Throughout 2025 we are focused on:
1.Continuing our relentless efforts on safe, reliable, and cost-effective operations;
2.Enhancing utilization of existing assets and continuing to renew, and sign incremental new, contracts; most notably we are seeing momentum and demand for services across the Peace Pipeline system, Nipisi Pipeline, the Redwater Complex, and PGI assets;
3.Executing in flight projects safely and on time and on budget, including Cedar LNG, RFS IV, the Wapiti Expansion, and the K3 Cogeneration Facility; and
4.Advancing capital efficient expansions that include infrastructure to support the Dow Supply Agreement, and expansions to support volume growth in NEBC.
We are excited about the opportunities that lie ahead and look forward to sharing our progress over the coming year.

Business Updates
Greenlight Electricity Centre
Pembina has entered into agreements for a 50 percent interest in the Greenlight Electricity Centre Limited Partnership ("Greenlight LP"), which is developing a gas-fired combined cycle power generation facility to be located in Alberta’s Industrial Heartland and constructed in multiple 450 MW phases, up to 1,800 MW (the "Greenlight Electricity Centre"). This project would be constructed on land owned by Pembina, adjacent to its Redwater Complex. Greenlight LP will be owned equally by Pembina and Kineticor Holdings LP#3, a subsidiary of OPTrust.
The Greenlight Electricity Centre has been, and will continue to be, developed on behalf of Greenlight LP by Kineticor Asset Management LP ("Kineticor"). Kineticor successfully developed the Cascade power facility near Edson, Alberta, a gas-fired combined cycle power generation facility capable of generating up to 900 MW of power. Greenlight LP is in active discussions with data center customers to commercially underpin the project and believes the lands within Alberta’s Industrial Heartland are well suited given their proximity to transmission and utility infrastructure.
With generation interconnection applications currently in stage 3 of the AESO process, Greenlight LP could be in a position to place a facility into service as early as 2029.
In addition, Pembina is well positioned to leverage its existing and future value chain to further support this project. The proximity of Alliance Pipeline offers a potential accretive expansion opportunity to provide natural gas supply to the Greenlight Electricity Centre, and the potential future development of the Alberta Carbon Grid may provide a future emissions reduction solution.
Yellowhead Mainline Extraction Opportunity
Pembina has secured the sole extraction rights from the Yellowhead Mainline, a one billion cubic feet per day natural gas delivery pipeline that is under construction by ATCO.
Pembina is currently advancing engineering of an up to 500 MMcf/d straddle facility at which up to 25,000 bpd of NGL mix would be extracted from the natural gas stream and transported to the Fort Saskatchewan, Alberta area for fractionation and sale. The straddle facility would be located on Pembina owned lands.
Pembina has significant experience building and operating liquids extraction facilities and currently operates assets with approximately 1.8 bcf/d (1.5 bcf/d net to Pembina) of extraction capacity through its Empress and Younger facilities.
Alliance Pipeline
Alliance continues to work collaboratively with its stakeholders through the Canada Energy Regulator ("CER") review process and remains focused on delivering the highest standards of service that customers have come to expect. Alliance will work expeditiously throughout 2025 with shippers towards a negotiated solution, in accordance with all CER direction. The CER has ordered that the current tolls shall be deemed interim tolls until resolution of the matter.
2025 Guidance
In December 2024, Pembina announced a 2025 adjusted EBITDA guidance range of $4.2 billion to $4.5 billion, which relative to 2024 reflects the impacts of continued volume growth across the WCSB, new assets acquired or placed into service, and the full year impact of the consolidation of the Alliance and Aux Sable assets, partially offset primarily by the full year impact of the recontracting of the Cochin Pipeline, and normalization of commodity margins in the marketing business.
Despite proposed tariffs on U.S. energy imports, Pembina does not expect any material near-term impacts given the highly contracted, take-or-pay nature of its business.
The 2025 adjusted EBITDA guidance range reflects quarterly seasonality in Pembina's business including:
•higher contribution from Alliance in the first and fourth quarters due to the ability to transport higher volumes during colder periods;
•higher integrity and geotechnical costs on the conventional pipeline assets in the third and fourth quarters; and
• stronger first and fourth quarter results in the NGL marketing business.
Pembina continues to execute its strategy within a fully funded model and consistent with its financial guardrails. At December 31, 2024, the ratio of proportionately consolidated debt-to-adjusted EBITDA on a trailing twelve-month basis was 3.5 times, at the low end of the Company's targeted range, and reflecting only three quarters of contribution from the Alliance/Aux Sable Acquisition. Within the 2025 adjusted EBITDA guidance range, Pembina expects to generate positive free cash flow, with all 2025 capital investment program scenarios being fully funded by cash flow from operating activities, net of dividends. Further, the Company is forecasting a year-end 2025 proportionately consolidated debt-to-adjusted EBITDA ratio of 3.3 to 3.6 times.
Projects and New Developments
Pipelines
•In November 2024, the NEBC MPS Expansion was placed into service on time and under the $90 million budget, adding to Pembina's record of strong project execution. This expansion includes a new mid-point pump station, terminal upgrades, and additional storage, which support approximately 40,000 bpd of incremental capacity on the NEBC Pipeline system. This expansion will fulfill customer demand in light of growing production volumes from NEBC and previously announced long-term midstream service agreements with three premier NEBC Montney producers.
•Pembina continues to successfully contract the Nipisi Pipeline to serve growing volumes from the Clearwater area. Pembina recently contracted an additional 25,000 bbl/d of capacity on a long-term basis commencing in the first half of 2026 and expects the pipeline to be highly utilized in 2026. With the expectation of continued growth from the Clearwater play, Pembina is currently evaluating opportunities to increase egress capacity, including the optimization or expansion of the Nipisi Pipeline and the re-purposing of existing underutilized assets.
•Pembina is developing additional expansions to support growing WCSB production and demand for services on its conventional pipelines.
◦On April 23, 2024, Pembina filed its project application for the Taylor-to-Gordondale Project (an expansion of the Pouce Coupe system) with the Canada Energy Regulator ("CER") and has entered the assessment phase of the CER's regulatory process with the hearing scheduled to commence in June 2025.
◦Pembina is evaluating an expansion of the Peace Pipeline system to add up to approximately 200,000 bpd of capacity to its market delivery pipelines from Fox Creek-to-Namao (the "Fox Creek-to-Namao Peace Pipeline Expansion"). The current total capacity of the Peace Pipeline and Northern Pipeline systems is approximately 1.1 million bpd and Pembina has the ability to through the relatively low-cost addition of pump stations on these mainlines to bring the total capacity of these systems to 1.3 million bpd.
◦Pembina continues to advance further expansions to support volume growth in NEBC, including new pipelines and terminal upgrades.
Facilities
•Pembina is constructing a new 55,000 bpd propane-plus fractionator ("RFS IV") at its existing Redwater Complex. RFS IV will leverage the design, engineering and operating best practices of the existing facilities at the Redwater Complex. Fabrication and construction activities continued in the fourth quarter of 2024, while piling and foundation work was completed for the associated rail yard scope. RFS IV is expected to be in-service in the first half of 2026 and is trending on time and on budget.
•PGI is developing an expansion (the "Wapiti Expansion") that will increase natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross to PGI). During the fourth quarter of 2024, engineering and equipment fabrication progressed and early works construction commenced. The Wapiti Expansion is expected to be in-service in the first half of 2026 and is trending on time and on budget.
•PGI is developing a 28 MW cogeneration facility at its K3 Plant (the "K3 Cogeneration Facility"), which is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers’ exposure to power prices. Early works construction activities have commenced. The K3 Cogeneration Facility is expected to be in-service in the first half of 2026 and is trending on time and on budget.

•Pembina continues to evaluate the various options available to meet its ethane supply commitment under the agreement with Dow. Pembina is seeking to fulfill its commitment in the most capital efficient manner possible and is evaluating a portfolio of opportunities, including the addition of a de-ethanizer tower at RFS III within the Redwater Complex. By leveraging its existing assets and capabilities, Pembina now expects the total capital investment required to be less than $300 million, below the low end of the range previously communicated, resulting in improved capital efficiency as there is no change to the forecasted adjusted EBITDA contribution associated with the Dow Supply Agreement.
•Effective October 9, 2024, PGI closed its acquisition from Veren of four batteries in the Gold Creek and Karr areas. Veren has entered into a 15 year take-or-pay agreement for capacity at the acquired batteries, which also includes an area-of-dedication to PGI for gathering and processing services for all volumes Veren produces out of the Gold Creek and Karr areas. Liquids from the batteries and the Patterson Creek Gas Plant will continue to be transported on Pembina’s Peace Pipeline system and the NGL will be processed at Pembina’s Redwater Facility under previously established agreements. As part of this transaction, PGI also committed to fund capital up to $300 million ($180 million net to Pembina) for future battery and gathering infrastructure in the Gold Creek and Karr areas, which is expected to be in service in the first half of 2026.
Separately, during the fourth quarter of 2024, PGI executed a long term, take-or-pay agreement with Veren to provide approximately 95 MMcf/d of gas processing service in support of their Duvernay development at PGI's Duvernay and KA Plants. This further solidifies PGI’s contracted volumes in the Kaybob area.
•Effective December 31, 2024, PGI closed its acquisition of a 50 percent working interest in Whitecap’s 15-07 Kaybob Complex (the "Kaybob Complex"). Whitecap entered into a long-term take-or-pay agreement for PGI’s capacity in the Kaybob Complex and committed to an area of dedication to PGI for all volumes Whitecap produces out of the area. Whitecap has also entered into additional long-term take-or-pay contracts with PGI at the Musreau gas plant within the Cutbank Complex ("Musreau") and the K3 gas plant. PGI anticipates funding up to $400 million ($240 million net to Pembina) for future infrastructure development for Whitecap’s Lator area development, including a new battery and gathering laterals (the "Lator Infrastructure"), which is expected to be in service in late 2026 / early 2027. All NGL produced through the Kaybob Complex and Lator Infrastructure developments will flow through Pembina’s downstream infrastructure and are covered under a combination of new and extended long-term transportation, fractionation, and marketing services agreements, as well as an area-of-dedication for future growth.

Marketing & New Ventures
•Pembina and its partner, the Haisla Nation, are constructing the Cedar LNG Project, a 3.3 million tonnes per annum ("mtpa") floating LNG facility in Kitimat, British Columbia. Site clearing and civil works on the marine terminal site commenced in the third quarter of 2024 and construction of the floating LNG facility is expected to begin in mid-2025. The anticipated in-service date of the Cedar LNG Project is in late 2028.
Pembina has entered into an agreement with Cedar LNG for 1.5 mtpa of capacity and previously acknowledged its intent to remarket that capacity to third parties. In late 2024, Pembina initiated remarketing discussions with a broad range of potential customers, including both LNG portfolio players and Canadian producers. Pembina has received non-binding proposals covering well in excess of its contracted capacity and is in the process of shortlisting preferred counterparties to transition to definitive agreements. The market response received thus far has been very positive and reflects the de-risking of the project and the capacity.
Fourth Quarter 2024 Conference Call & Webcast
Pembina will host a conference call on Friday, February 28, 2025, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the fourth quarter of 2024. The conference call dial-in numbers for Canada and the U.S. are 1-289-819-1520 or 1-800-549-8228. A recording of the conference call will be available for replay until Friday, March 7, 2025, at 11:59 p.m. ET. To access the replay, please dial either 1-289-819-1325 or 1-888-660-6264 and enter the password 56189 #.
A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/Presentations & Events, or by entering:
https://events.q4inc.com/attendee/641370033 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the first quarter of 2025 of $0.69 per share to be paid, subject to applicable law, on March 31, 2025, to shareholders of record on March 17, 2025. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. funds, the cash dividend is expected to be approximately U.S.$0.4812 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.6974. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.
Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's 2025 guidance, including anticipated 2025 adjusted EBITDA and year-end 2025 proportionately consolidated debt-to-adjusted EBITDA ratio, as well as the factors impacting such future results; expected cash flow from operating activities in 2025 and the uses thereof; future pipeline, processing, fractionation and storage facility and system operations and throughput levels; treatment under existing and potential governmental policies and regulations, including expectations regarding their impact on Pembina; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about current and future market conditions, industry activities and development opportunities, as well as the anticipated benefits thereof, including general market conditions outlooks and industry developments; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB and the drivers thereof, increased utilization and future tolls and volumes; expectations relating to the development of Pembina's new projects and developments, including the Cedar LNG Project, RFS IV, the Wapiti Expansion, the K3 Cogeneration Facility, the Greenlight Electricity Centre and the Yellowhead Mainline Extraction project, including the outcomes, timing and anticipated benefits thereof; statements regarding commercial discussions regarding the assignment of Pembina's contracted capacity for the Cedar LNG Project, including the timing and results thereof; expectations in respect of PGI's infrastructure development commitments, including the amounts and timing thereof; statements regarding optimization and expansion opportunities being evaluated or pursued by Pembina, including future actions taken by Pembina in connection with such opportunities and the outcomes thereof; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance; and expectations regarding existing and future commercial agreements, including the expected timing and benefit thereof.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties ; actions by governmental or regulatory authorities, including changes in laws and treatment (including uncertainty with respect to the interpretation of the recently enacted Bill C-59 and related amendments to the Competition Act (Canada)), changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; Pembina's ability to realize the anticipated benefits of recent acquisitions; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North American and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 27, 2025 for the year ended December 31, 2024 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2025 guidance contained herein on December 12, 2024. The purpose of the 2025 guidance is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share, and proportionately consolidated debt-to-adjusted EBITDA. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated February 27, 2025 for the year ended December 31, 2024 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures(1)		Corporate & Inter-segment Eliminations		Total(1)
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	948	737	320	248	1,133	1,030	(256)	(179)	2,145	1,836
Cost of goods sold	5	11	—	—	919	821	(162)	(138)	762	694
Net revenue	943	726	320	248	214	209	(94)	(41)	1,383	1,142

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures(1)		Corporate & Inter-segment Eliminations		Total(1)
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	3,386	2,707	1,127	909	3,796	3,293	(925)	(578)	7,384	6,331
Cost of goods sold	40	17	—	—	3,198	2,736	(630)	(395)	2,608	2,358
Net revenue	3,346	2,690	1,127	909	598	557	(295)	(183)	4,776	3,973
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated February 27, 2025 for the three and twelve months ended December 31, 2024 and Note 4 to the Consolidated Financial Statements for the year ended December 31, 2024.
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense), and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for non-controlling interest, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Following completion of the Alliance/Aux Sable Acquisition, Pembina revised the definition of adjusted EBITDA to deduct earnings for the 14.6 percent non-controlling interest in the Aux Sable U.S. operations. Pembina's subsequent acquisition of the remaining interest in Aux Sable's U.S. operations in the third quarter of 2024 resulted in all of Aux Sable's results being included in the adjusted EBITDA calculation beginning on August 1, 2024.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss)	534	677	177	143	245	204	(212)	(209)	572	698
Income tax expense	—	—	—	—	—	—	—	—	172	117
Adjustments to share of profit from equity accounted investees and other	—	45	136	135	(74)	6	—	—	62	186
Net finance costs (income)	5	6	2	3	5	(4)	151	111	163	116
Depreciation and amortization	148	109	55	46	17	12	15	11	235	178
Unrealized loss (gain) from derivative instruments	—	—	—	—	41	(46)	—	—	41	(46)
Impairment reversal	—	(231)	—	—	—	—	—	—	—	(231)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	7	2	7	2
Gain on disposal of assets, other non-cash provisions, and other	(1)	11	3	(3)	—	1	—	4	2	13
Adjusted EBITDA	686	617	373	324	234	173	(39)	(81)	1,254	1,033
Adjusted EBITDA per common share – basic (dollars)									2.16	1.87

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss)	1,907	1,840	666	610	569	435	(1,422)	(696)	1,874	1,776
Income tax (recovery) expense	—	—	—	—	—	—	—	—	(154)	413
Adjustments to share of profit (loss) from equity accounted investees and other	46	172	486	438	(16)	84	—	—	516	694
Net finance costs	24	28	10	9	9	4	518	425	561	466
Depreciation and amortization	560	414	183	159	64	46	55	44	862	663
Unrealized loss from derivative instruments	—	—	—	—	170	32	—	—	170	32
Non-controlling interest(1)	—	—	—	—	(12)	—	—	—	(12)	—
Loss on Alliance/Aux Sable Acquisition	—	—	—	—	—	—	616	—	616	—
Impairment reversal	—	(231)	—	—	—	—	—	—	—	(231)
Transaction and integration costs in respect of acquisition	—	—	—	—	—	—	25	2	25	2
Derecognition of insurance contract provision	—	—	—	—	(34)	—	—	—	(34)	—
Gain on disposal of assets, other non-cash provisions, and other	(4)	11	2	(3)	(26)	(4)	12	5	(16)	9
Adjusted EBITDA	2,533	2,234	1,347	1,213	724	597	(196)	(220)	4,408	3,824
Adjusted EBITDA per common share – basic (dollars)									7.69	6.95
(1)    Presented net of adjusting items.
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023
Share of profit from equity accounted investees	—	31	59	48	74	15	133	94
Adjustments to share of profit from equity accounted investees:
Net finance costs (income)	—	7	37	84	(74)	—	(37)	91
Income tax expense (recovery)	—	—	23	(13)	—	—	23	(13)
Depreciation and amortization	—	38	66	60	—	6	66	104
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(3)	7	—	—	(3)	7
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	13	(3)	—	—	13	(3)
Total adjustments to share of profit from equity accounted investees	—	45	136	135	(74)	6	62	186
Adjusted EBITDA from equity accounted investees	—	76	195	183	—	21	195	280

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023
Share of profit (loss) from equity accounted investees	42	109	231	233	55	(26)	328	316
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs (income)	7	22	175	160	(23)	1	159	183
Income tax expense	—	—	73	41	—	—	73	41
Depreciation and amortization	39	150	221	207	7	25	267	382
Unrealized loss on commodity-related derivative financial instruments	—	—	2	16	—	—	2	16
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	15	14	—	58	15	72
Total adjustments to share of profit from equity accounted investees	46	172	486	438	(16)	84	516	694
Adjusted EBITDA from equity accounted investees	88	281	717	671	39	58	844	1,010
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP financial measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting distributions to non-controlling interest and preferred share dividends paid. Adjusted cash flow from operating activities deducts distributions to non-controlling interest and preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below.
Following completion of the Alliance/Aux Sable Acquisition, Pembina revised the definition of adjusted cash flow from operating activities to deduct distributions related to non-controlling interest in the Aux Sable U.S. operations. On August 1, 2024, Pembina acquired the remaining interest in Aux Sable's U.S. operations.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.
Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except per share amounts)	2024	2023	2024	2023
Cash flow from operating activities	902	880	3,214	2,635
Cash flow from operating activities per common share – basic (dollars)	1.55	1.60	5.61	4.79
Add (deduct):
Change in non-cash operating working capital	73	(54)	43	210
Current tax expense	(73)	(54)	(261)	(325)
Taxes paid, net of foreign exchange	52	49	404	236
Accrued share-based payment expense	(3)	(44)	(82)	(67)
Share-based compensation payment	5	—	91	77
Preferred share dividends paid	(34)	(30)	(132)	(120)
Distributions to non-controlling interest	—	—	(12)	—
Adjusted cash flow from operating activities	922	747	3,265	2,646
Adjusted cash flow from operating activities per common share – basic (dollars)	1.59	1.36	5.70	4.81
Proportionately Consolidated Debt-to-Adjusted EBITDA
Proportionately Consolidated Debt-to-Adjusted EBITDA is a non-GAAP ratio that management believes is useful to investors and other users of Pembina’s financial information in the evaluation of the Company’s debt levels and creditworthiness.

As at December 31
($ millions, except as noted)	2024	2023
Loans and borrowings (current)	1,525	650
Loans and borrowings (non-current)	10,535	9,253
Loans and borrowings of equity accounted investees	3,333	2,805
Proportionately consolidated debt	15,393	12,708
Adjusted EBITDA	4,408	3,824
Proportionately consolidated debt-to-adjusted EBITDA (times)	3.5	3.3
For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com